UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **November 9, 2004**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On November 9, 2004, we announced our consolidated financial results for the second quarter of fiscal 2005 (13 and 26 weeks) ended September 30, 2004. A copy of the press release is furnished to the United States Securities and Exchange Commission (the "Commission") with this current report on Form 8-K as an exhibit.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.
        Exhibit 99 - Press Release issued by the Company dated November 9, 2004


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  AMC ENTERTAINMENT INC.

Date: November 9, 2004   /s/ Craig R. Ramsey

                                                  Craig R. Ramsey
                                                  Executive Vice President and
                                                  Chief Financial Officer